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September 29, 1997

Securities and Exchange Commission
Mail Stop 7-5
450 Fifth Street
Washington, D.C. 20549

RE: International Heritage, Inc.
    File No. 333-5268

Dear Sir or Madam:

As a follow up to my letters dated June 19, 1997 and August 18, 1997 to Ms. Rebecca Bohland of your office (Edgar file accession number 0000946293-97-000009, accepted and disseminated August 29, 1997), and pursuant to a conversation of September 19, 1997 between our legal counsel and Ms. Bohland, the Issuer hereby requests that you consent to the withdrawal of the subject S-1 registration statement pursuant to Rule 477 of the Securities Act of 1933, as amended. The Issuer wishes to withdraw the offering due to the fact that market conditions at the present time do not warrant the pending offering to proceed. The Issuer has not sold any securities under the subject S-1 registration statement.

Sincerely,

/s/ Stanley H. Van Etten

Stanley H. Van Etten
President and Chief Executive Officer

cc:       Richard S. Heller, Esq.
          Steven Wolosky, Esq.
          Georgina Marie Mollick, Esc.